
13002842

BECKONS

FUTURE



NATIONAL BEVERAGE CORP.

2013 Annual Report

Energized


Everfresh



TOUCH Our Spirit



Passion . . . is individualistic spirit!

Ours is to be quite unique in all that we do . . .

Most excitingly – our Creativity! See . . .


LaCroix
jardin
PINEAPPLE Cilantro
SPARKLING WATER

When others are just lacing up – we are enjoying the results of our futuristic neurons . . . a one-of-a-kind LaCroix Jardin! Direct from a supple, French garden formulated to make you deliciously content. And our all-natural Spree . . . Wow! Flip on the creative switch and look out . . . As they say – Vive La Différence!

Inspired

All Natural


ZERO CALORIES
spree
BLUE BLUEBERRY
ALL NATURAL
SPARKLING WATER
spree
KIWI KUMQUAT
ALL NATURAL
SPARKLING WATER

Top the Ride –
Excite with Spree



Shasta
Sparkling
Water

MIRROR Our Wellness



'Wellness' and 'Longevity' are no longer just 'catchy' words . . . Americans are working far into their 70s and professionals are serving in key positions into their 80s. While the mindset varies for the purpose of working longer than their previous generations . . . individuals in their 70s may require a boost of nutrients + energy to maintain the pace. Team National has Everfresh fortified juices and great-tasting Rip It – "for good morning and charge the day" beverages!


Sundance
naturals
Pink
Lemonade
100% ALL NATURAL

We at National Beverage are focused on Americans who want to stay engaged longer – stay productive longer – feel better longer!

TASTE

Our Efforts

Our passion is fueled proportionately to the joy of all those we refresh and make happy. We are *Team National!*

Cup-Fillers Content – Yes . . .

Shareholder (Cup)



FY '09
FY '13
Total Appreciation
+ Dividends
$480 million
Dividends
$287 million
Appreciation
$193 million
$482
million
$675
million

Flavor
CHEER
OUR

Spirit
TOUCH
OUR



Wellness
MIRROR
OUR

Passion
EMBRACE
OUR

CHEER Our Flavor





Each and every fiber of our being – dedicates itself in richness and taste to product innovation. We are to flavor – what bees are to honey! If surely there was ever a honey of a beverage – it's Everfresh Varietals – they titillate your taste buds! Faygo Grapefruit + Lime = 60/40. What does that mean? 60% greatness – 40% ditto! If mundane circumstances are bothering you – Rip It out of your life with a Rip It! We innovate across our family of euphoric brands . . . Hip Hip Hooray!


diet
Genuine
Faygo
60/40
HYDRATOR

WE ARE EXPERTS AT BEING . . . US!


COURAGE
ROBUST
DILIGENT
PASSION
IMAGINE
RISK
DETERMINED
INNOVATE
DRIVE
NOVEL
DARING
EXECUTE

TREAT YOURSELF TO A NEW WAY . . .
FEEL GREAT BEING THERE –
CARE ENOUGH TO –
TEACH IT TO SOMEONE . . . !

COURAGE CHARACTER PASSION!

OUR BRANDS AND US –

There is a place that really gets the juices flowing – shifting tides and water coves – lots of boats, some loaded with lobster traps – others with the 'old man of the sea' being the only soul aboard! This is where my creative, passion, humility and nostalgia get 'caffeinated'! This place is my greenhouse – in which the process of reflecting on lovely people, unique soft drink brands and a most wonderful company . . . flourishes! Our only limitation here at National Beverage is our imagination! Think of it, what a wonderful thing to say about a business . . . and our *good fortune* to be part of it.

Association – a great surrounding always prompts a nice feeling. Feeling good is one of the most compelling things we humans seek the most. We are in a business that does just that – makes people feel good. Try that feeling on for kicks! It's our brands that create good feelings and Team National is the owner and shepherd of these brands. Brands that are purchased and consumed for the celebrations they create . . . are good – Brands that are a celebration and 'wellness' inspired are . . . *Great!* A brand that is all natural – no calories – great quenching – zestfully refreshing is more about feeling good than thirst quenching. All people like to think that they are doing the *right* thing for themselves and when they consume LaCroix . . . they know they are. Team National is an expert at satisfying emotional needs. We practice on our consumers with every ounce we produce; it follows through with our caring for employees and shareholders. Caring is core to our culture and philosophy!

Our brands are emotionally connected to us – much care and love is devoted to them. We have converted ingredients, tweaked taste, reduced calories and, today, from nearly 100% typical carbonated soft drinks in 1996, we now have 47% of our total revenues in non-carbs, sparkling waters, functional beverages, juices and juice drinks. We are listening . . .

"Our only limitation here at National Beverage is our imagination!"

EVERYDAY IS GAME DAY . . .

Our caring culture was our original charter and the purpose of our birth.

The goals we set are rigorously executed. That performance is converted into statistics or financial results. Our success or failure is a daily endeavor. The standards we measure by are not so easy to achieve. Rigorous, stress-filled, disciplined focus is the capsule in which our caring is contained. Our aggressiveness is only exceeded by one thing . . . creativity! Natural as breathing; instinctive as seeing; purposeful as a heartbeat . . . that's our creativity! What better natural talent to possess if one is going to be a soft drink company!

Between FY2004 and FY2012, our shareholders received more than 100% of their earnings! As fiduciaries, we had the responsibility to safeguard tax savings, on their behalf, and we exercised prudence. Caring has no limits . . .

50 CENTS MAYBE; NEVER A QUARTER . . .

It would be extremely hard to imagine a public company more committed to their shareholders than this one! One of its most passionate, most dedicated, most determined shareholders and, I might add (largest), is writing this to you. Managing a business today is not as much fun and requires a more compelling set of 'smarts' than ever before.

A mindset has overshadowed our champion – *America* – and the America that once nurtured someone to 'work hard', achieve and excel has been thwarted! Unsettleable – unsustainable debt – a result of many ills – entitlement outflow more than incoming. Just think, if this occurred in a typical public company, its stock would trash – ASAP! But isn't America a citizen-owned public company?

Public companies are often faced with the decision – good for the 'stock' this quarter versus good for the company's future! Here at National Beverage, the choice is easy. Poor choices made = No Future! Missing an EPS quarterly target these (market jittery) days is akin to biting into a chili pepper filled with Ex-Lax!

In our earnings release on July 11, 2013, we stated that, "This fiscal year 2014, our performance will demand a rare form of excellence. Our past being the ultimate barometer, certainly we have what it takes to do – *just that!*"

Well, after witnessing disclosures of other soft drink companies and major retailers, our previous statement in July's release should now be modified: "This fiscal year 2014, all of the significant soft drink companies domiciled in North America will require a rare form of excellence to report similar results as reported in 2013! Our past being the ultimate barometer, certainly we have what it takes to do – *just that!* Look at us in July 2014 and judge us then!" Deal?

"Natural as breathing; instinctive as seeing; purposeful as a heartbeat . . . that's our creativity!"

THE FUTURE BECKONS . . .

Our FY2012 proxy was well received. This really is an understatement! So . . . it goes without saying – we were challenged to exceed ourselves with our FY2013 Proxy. Hope you find it as compelling to peruse as we – to create!

Our Everfresh Varietals, Rip It Functionals and new LaCroix Themes, plus our re-introduced Spree, are additions for FY2014. We hope you'll enjoy them. The Cúrate and Jardin themes of LaCroix are a touch of class!

National Beverage is advantaged in a changing soft drink world – smaller is better, agile is *great!* Our flagship brand, Shasta, began as a California mineral water company. It is in transformation to rethink its origin – maybe a sparkling mineral water for its birthday in FY2014 . . . after all, one has to do something Big for its 125th . . . right?


Shareholder (Cup)
FY '09
FY '13
Total Appreciation + Dividends $480 million
Dividends $287 million
Appreciation $193 million
$482 million
$675 million

The Future Beckons to all – in all walks of life: soft drinks, law, wellness, cab drivers – all of life's human force . . . it says, "Hey fellow *worrier,* lend a hand, do what you do better . . . and if you do it, others will see and also be inspired to try harder!" If we all do better, life for all should be better; America will get better and this world will have to be better. Remember: 'Good is never enough – when Better is available!'

The Future Beckons all Americans to deliberate and have the courage to *Do the Right Thing* – for America's future. As we at National Beverage take our fiduciary responsibilities very seriously – Americans must also do the same!

Our future at National Beverage is *optically stimulating – tastefully charismatic and financially sound!*

Respectfully,



Nick A. Caporella
Chairman & Chief Executive Officer

P.S. Cast a spell; Make it fizz effervescence –
Name it: *National Beverage Corp.*


SO...

THE BEST WAY

TO PREDICT THE **FUTURE**

IS TO

INVENT IT!



BRAND SPIRIT...

A Vow!

Emotionally Infrangible

"One emotional connection - Forever.

...Remember, I cannot see or hear.



I'm a winner or loser - Your choice.

...You must set my charm — manually



With my charm on - Place me in a parade.

...Make me optically beautiful — I don't see


Everfresh
premier

I will last forever - Love my life.

...I need constant health & beauty care.


Sundance
Naturals

Place me in right places -
I have no eyes or ears.

...Don't leave me alone — Help me to move.



I will All-Ways make you happy.

...Please be my guardian angel. xox


rip it
IGNITER

"

For Exotic Tastebuds


Pomme Baya
La Croix
Curate
CALORIE free
SWEET
Cerise Limón
La Croix
Curate
CALORIE free
SWEET



Elated



Nutrition Facts

Serving Size 1 Can

Amount Per Serving	
Calories 0	
	% Daily Value*
Total Fat 0g	0%
Sodium 0mg	0%
Total Carb 0g	0%
Sugars 0g	
Protein 0g	

Not a significant source of other nutrients

*Percent Daily Values are based on a 2,000 calorie diet.

INGREDIENTS: CARBONATED WATER, NATURAL FLAVOR.


La Croix

Smarter Is

Better

EMBRACE Our Passion


WINNER


rip it
COFFEE ENERGY
JAVA-MITE
SHOT
DIETARY SUPPLEMENT
2 FL OZ (60 mL)
EXTRA STRENGTH
rip it
ENERGY FUEL
EXTRA STRENGTH FORMULA
SHOT
TRIBUTE
ACTIVE MANDARIN LIVE WILD LIME

'If you can't win, make the winner break a record!' Did that hard-driving father have a profound influence on the son whose passion is relentless? Discipline is to philosophy – what fuel is to an engine! Our goals are realized by the combining of creative and execution, but the timing of completion is the degree of passion! (Secret) When the passion meter fell below 10 – we created a little brew to drive it up again. Now we sell it – Rip It Shots! (No longer a secret, for certain!) When it comes to energy . . . We Mega Rip It!


Zone In


LEMON LIME
MEGA SPORT
ORANGE
MEGA SPORT
VITAMIN ENHANCED SPORTS BEVERAGE

Unleash Your
Mega-Mite

Building BRANDS that Band


Everfresh
Grape


Shasta
Jazz
caffeine


Faygo




clear fruit
Tangerine


jardin


ENERGY X EXTRA STRENGTH
rip it
IGNITER


Sundance
naturals


CHERRY LIME
NATURALLY FLAVORED
SPARKLING WATER
La Croix
Curate

One Philosophy, One Goal, One Standard . . . Boundless Great Taste! Brands that ignite loyalty – must continuously demand of themselves . . .

It's the only measure that guarantees – Excellence!

National Beverage Corp.

NATIONAL BEVERAGE CORP.

'Our character
and
corporate soul . . .
demand
that we profoundly engage
with
Masterful Brilliance –
have that reflected in the
outcome of all that we do!
Our competency is ignited
by innovation –
the spirit of which is
All-Ways Professional!
Our Team, Our Products,
Our Results,
Our Character . . .
Our Life!'

2013 FINANCIAL REVIEW

Selected Financial Data

(In thousands, except per share and footnote amounts)	Fiscal Year Ended April 27, 2013	April 28, 2012	April 30, 2011	May 1, 2010	May 2, 2009
SUMMARY OF OPERATIONS:					
Net sales	**$662,007**	$628,886	$600,193	$593,465	$575,177
Cost of sales	**444,757**	415,629	381,539	396,450	405,322
Gross profit	**217,250**	213,257	218,654	197,015	169,855
Selling, general and administrative expenses	**146,223**	146,169	155,885	145,159	131,918
Interest expense	**403**	107	99	120	107
Other (expense) income—net	**(173)**	(85)	(20)	(351)	967
Income before income taxes	**70,451**	66,896	62,650	51,385	38,797
Provision for income taxes	**23,531**	22,903	21,896	18,532	14,055
Net income	**$ 46,920**	$ 43,993	$ 40,754	$ 32,853	$ 24,742
PER SHARE DATA:					
Basic earnings per common share[1]	**$ 1.01**	$ .95	$ .88	$ .71	$ .54
Diluted earnings per common share[1]	**1.01**	.95	.88	.71	.54
Closing stock price	**14.57**	14.68	13.92	11.60	10.47
Dividends paid on common stock[2]	**2.55**	—	2.30	1.35	—
BALANCE SHEET DATA:					
Cash and equivalents[2]	**$ 18,267**	$ 35,626	$ 7,372	$ 68,566	$ 84,140
Working capital[2]	**67,504**	69,818	30,930	92,898	117,840
Property, plant and equipment—net	**57,307**	56,729	55,337	53,401	56,141
Total assets[2]	**208,642**	222,988	182,810	240,359	265,682
Long-term debt	**50,000**	—	—	—	—
Deferred income tax liability	**14,327**	14,214	14,548	15,597	16,517
Shareholders' equity[2]	**70,316**	121,636	80,336	141,572	170,012
Dividends paid on common stock[2]	**118,139**	—	106,314	62,295	—

(1) Basic earnings per common share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share includes the dilutive effect of stock options.

(2) The Company paid special cash dividends on Common Stock of $118.1 million ($2.55 per share) on December 27, 2012, $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.





Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

National Beverage Corp. is an acknowledged leader in the development, manufacturing, marketing and sale of a diverse portfolio of flavored beverage products. Our primary market focus is the United States, but our products are also distributed in Canada, Mexico, the Caribbean, Latin America, the Pacific Rim, Asia, Europe and the Middle East. A holding company for various operating subsidiaries, National Beverage Corp. was incorporated in Delaware in 1985 and began trading as a public company on the NASDAQ Stock Market in 1991. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries unless indicated otherwise.

Our brands consist of (i) carbonated soft drinks in a variety of flavors as well as regular, diet and reduced-calorie options, and (ii) beverages geared toward the active and health-conscious consumer ("Power+ Brands"), including energy drinks and shots, juices, sparkling waters and enhanced beverages. In addition, we produce soft drinks for certain retailers ("Allied Brands") that endorse the concept ("Strategic Alliance") of having our brands and the Allied Brands marketed to produce the effect of enhanced growth of both. We employ a philosophy that emphasizes vertical integration; our vertically-integrated manufacturing model unites the procurement of raw materials and production of concentrates with the manufacture of finished products in our twelve manufacturing facilities. To service a diverse customer base that includes numerous national retailers as well as hundreds of smaller "up-and-down-the-street" accounts, we have developed a hybrid distribution system that promotes and utilizes customers' warehouse distribution facilities and our own direct-store delivery fleet plus the direct-store delivery systems of independent distributors and wholesalers.

We consider ourselves to be a leader in the development and sale of flavored beverage products. Our carbonated soft drink flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, and includes our Ritz® and Big Shot® brands along with St. Nick's® holiday soft drinks. Our portfolio of products we refer to as Power+ Brands are targeted to consumers seeking healthier and functional alternatives to complement their active lifestyles, and include LaCroix®, Crystal Bay® and Clear Fruit® flavored, sparkling and spring water products; Rip It® energy drinks and shots; Mega Sport® isotonic sports drinks; Everfresh®, Home Juice® and Mr. Pure® 100% juice and juice-based products and Ohana® fruit-flavored non-carbonated fruit drinks, lemonades and teas.

Our strategy emphasizes the growth of our products by (i) offering a beverage portfolio of proprietary flavors with distinctive packaging and broad demographic appeal, (ii) supporting the franchise value of regional brands, (iii) appealing to the "quality-value" expectations of the family consumer, (iv) responding to demographic trends by developing innovative products designed to expand distribution in higher-margin channels, and (v) expanding our focus on healthier and functional beverages tailored toward healthy, active lifestyles.

The majority of our sales are seasonal with the highest volume typically realized during the summer months. As a result, our operating results from one fiscal quarter to the next may not be comparable. Additionally, our operating results are affected by numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products, competitive pricing in the marketplace and weather conditions.

RESULTS OF OPERATIONS

Net Sales Net sales for the fiscal year ended April 27, 2013 ("Fiscal 2013") increased 5.3% to $662.0 million as compared to $628.9 million for the fiscal year ended April 28, 2012 ("Fiscal 2012"). This sales improvement is due to case volume growth of our Power+ Brands of 5.4% and growth of carbonated soft drinks, which includes Allied Brands, of 6.4%. Average net selling price per case decreased .8% primarily due to changes in product mix.

Net sales for the fiscal year ended April 28, 2012 increased 4.8% to $628.9 million as compared to $600.2 million for the fiscal year ended April 30, 2011 ("Fiscal 2011"). This sales improvement is due to case volume growth of 9.9% for our Power+ Brands and 1.4% for carbonated soft drinks. In addition, our unit pricing increased 1.3% due to price increases implemented to offset higher raw material costs.

Gross Profit Gross profit was 32.8% of net sales for Fiscal 2013, which represents a 1.1% margin decline compared to Fiscal 2012. The gross margin decline is primarily due to product mix changes. Cost of sales increased .8% on a per case basis.

Gross profit was 33.9% of net sales for Fiscal 2012, which represents a 2.5% margin decline compared to Fiscal 2011. During Fiscal 2011, we benefited from sales of certain high margin products to overseas locations. These sales were impacted during Fiscal 2012 and, accordingly, gross margins returned to more normalized levels. The gross margin decline is also due to higher raw material costs and changes in product mix. Cost of sales increased 5.3% on a per case basis.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $146.2 million or 22.1% of net sales for Fiscal 2013 compared to $146.2 million or 23.2% of net sales for Fiscal 2012. Fiscal 2013 expenses reflect higher shipping and handling costs due to increased case volume, offset by reduced marketing and administrative expenses.

Selling, general and administrative expenses were $146.2 million or 23.2% of net sales for Fiscal 2012 compared to $155.9 million or 26.0% of net sales for Fiscal 2011. The decline in expenses is due to a decrease in marketing and administrative expenses.

Interest Expense and Other Expense—Net Interest expense is comprised of interest on borrowings and fees related to maintaining lines of credit. The Company paid a special cash dividend of $118.1 million ($2.55 per common share) on December 27, 2012 from available cash and borrowings under our credit facilities. Accordingly, interest expense increased to $403,000 in Fiscal 2013 from $107,000 in Fiscal 2012 and $99,000 in Fiscal 2011. Other expense is net of interest income of $37,000 for Fiscal 2013, $69,000 for Fiscal 2012 and $140,000 for Fiscal 2011. The decline in interest income for Fiscal 2013 and Fiscal 2012 is due to lower average invested balances and investment yields.

Income Taxes Our effective tax rate was approximately 33.4% for Fiscal 2013, 34.2% for Fiscal 2012 and 34.9% for Fiscal 2011. The difference between the effective rate and the federal statutory




WINNER

rate of 35% was primarily due to the effects of state income taxes and the manufacturing deduction. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources Our principal source of funds is cash generated from operations and borrowings available under our credit facilities. At April 27, 2013, we maintained $100 million unsecured revolving credit facilities, of which $50 million of borrowings were outstanding and $2.3 million was used for standby letters of credit. We believe that existing capital resources will be sufficient to meet our liquidity and capital requirements for the next twelve months. See Note 4 of Notes to Consolidated Financial Statements.

We continually evaluate capital projects to expand our production capacity, enhance packaging capabilities or improve efficiencies at our manufacturing facilities. Expenditures for property, plant and equipment amounted to $9.7 million for Fiscal 2013. There were no material capital expenditure commitments at April 27, 2013.

On January 25, 2013, the Company sold 400,000 shares of Special Series D Preferred Stock, par value $1 per share for an aggregate purchase price of $20 million. See Note 5 of Notes to Consolidated Financial Statements.

The Company paid special cash dividends on common stock of $118.1 million ($2.55 per share) on December 27, 2012, $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $6.6 million for Fiscal 2013, $6.3 million for Fiscal 2012 and $6.0 million for Fiscal 2011. At April 27, 2013, management fees payable to CMA were $3.1 million. See Note 5 of Notes to Consolidated Financial Statements.

Cash Flows Cash flow was significantly impacted during Fiscal 2013 and Fiscal 2011 by the payment of two special cash dividends aggregating $224.5 million.

During Fiscal 2013, $40.3 million was provided by operating activities, which was offset by $9.6 million used in investing activities and $48.0 million used in financing activities. Cash provided by operating activities increased $2.6 million primarily due to increased earnings. Cash used in financing activities increased $48.4 million due to the special dividend payment of $118.1 million in Fiscal 2013, partially offset by $19.7 million in proceeds from the issuance of Special Series D Preferred Stock and $50.0 million in net borrowings under credit facilities.

During Fiscal 2012, $37.7 million was provided by operating activities, which was offset by $9.9 million used in investing activities. Cash provided by operating activities decreased $17.6 million primarily due to increases in trade receivables and inventories as well as a decline in accrued liabilities. Cash used in investing activities decreased $1.5 million due to lower capital expenditures.

Financial Position During Fiscal 2013, our working capital decreased $2.3 million to $67.5 million due to a decline in cash resulting from the payment of the special cash dividend. Trade receivables increased $2.5 million, which represents an increase in days sales outstanding from approximately 33.9 days to 34.7 days, and inventories decreased $1.6 million, which represents an improvement in annual inventory turns from 11.0 to 11.2 times. Accounts payable decreased $10.6 million due to the timing of payments to vendors at the end of the year. At April 27, 2013, the current ratio was 2.1 to 1, as compared to 1.9 to 1 at April 28, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During Fiscal 2012, our working capital increased $38.9 million to $69.8 million due to cash provided by operating activities. Trade receivables increased $5.7 million, which represents an increase in days sales outstanding from approximately 33.4 days to 33.9 days, and inventories increased $7.5 million, which represents a reduction in annual inventory turns from 11.7 to 11 times. These increases are primarily due to the commencement of a new Strategic Alliance agreement in the latter part of Fiscal 2012. The increase in inventory is also due to higher raw material costs and quantity increases related to anticipated sales growth. Prepaid and other assets decreased $4.0 million due to a decline in the fair value of derivative assets. See Note 6 of Notes to Consolidated Financial Statements. At April 28, 2012, the current ratio was 1.9 to 1, as compared to 1.4 to 1 at April 30, 2011.

CONTRACTUAL OBLIGATIONS

Contractual obligations at April 27, 2013 are payable as follows:

(In thousands)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt	$ 50,000	$ —	$50,000	$ —	$ —
Operating leases	20,435	4,742	6,439	4,997	4,257
Purchase commitments	54,128	48,123	6,005	—	—
Total	$124,563	$52,865	$62,444	$4,997	$4,257

As of April 27, 2013, we guaranteed the residual value of certain leased equipment in the amount of $5.9 million. If the proceeds from the sale of such equipment are less than the balance required by the lease when the lease terminates July 31, 2013, the Company shall be required to pay the difference up to such guaranteed amount. The Company expects to have no loss on such guarantee.

We contribute to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Total contributions were $2.6 million for Fiscal 2013, $2.5 million for Fiscal 2012 and $2.5 million for Fiscal 2011. See Note 10 of Notes to Consolidated Financial Statements.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claim payments vary significantly, we are not able to reasonably estimate future payments for the specific periods indicated in the table above. Standby letters of credit aggregating $2.3 million have been issued in connection with our self-insurance programs. These standby letters of credit expire through June 2014 and are expected to be renewed.





OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs comprise the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers that require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

FORWARD-LOOKING STATEMENTS

National Beverage and its representatives may make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 and include statements contained in this report, filings with the Securities and Exchange Commission and other reports or communications to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, pricing of competitive products, success in acquiring other beverage businesses, success of new product and flavor introductions, fluctuations in the costs of raw materials and packaging supplies, ability to pass along cost increases to our customers, labor strikes or work stoppages or other interruptions in the employment of labor, continued retailer support for our products, changes in consumer preferences and our success in creating products geared toward consumers' tastes, success in implementing business strategies, changes in business strategy or development plans, government regulations, taxes or fees imposed on the sale of our products, unseasonably cold or wet weather conditions and other factors referenced in this report, filings with the Securities and Exchange Commission and other reports or communications to our stockholders. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup, corrugated packaging and juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. At times, we manage our exposure to this risk through the use of supplier pricing agreements that enable us to establish the purchase prices for certain commodities. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

Interest Rates At April 27, 2013, the Company had $50 million in borrowings outstanding under its credit facilities with a weighted average interest rate of 1.1%. Interest rate hedging products are not currently used to mitigate risk from interest fluctuations. If the interest rate on our debt changed by 100 basis points (1%), our interest expense for Fiscal 2013 would have changed by approximately $200,000.




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Consolidated Balance Sheets

(In thousands, except share data)	**April 27, 2013**	April 28, 2012
ASSETS		
Current assets:		
Cash and equivalents	**$ 18,267**	$ 35,626
Trade receivables—net	**64,069**	61,591
Inventories	**39,234**	40,862
Deferred income taxes—net	**3,665**	3,550
Prepaid and other assets	**5,706**	4,425
Total current assets	**130,941**	146,054
Property, plant and equipment—net	**57,307**	56,729
Goodwill	**13,145**	13,145
Intangible assets	**1,615**	1,615
Other assets	**5,634**	5,445
Total assets	**$208,642**	$222,988
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 44,261**	$ 54,875
Accrued liabilities	**19,142**	21,279
Income taxes payable	**34**	82
Total current liabilities	**63,437**	76,236
Long-term debt	**50,000**	—
Deferred income taxes—net	**14,327**	14,214
Other liabilities	**10,562**	10,902
Shareholders' equity:		
Preferred stock, $1 par value—1,000,000 shares authorized		
Series C—150,000 shares issued	**150**	150
Series D—400,000 shares issued (2013), aggregate liquidation preference of $20,000	**400**	—
Common stock, $.01 par value—75,000,000 shares authorized; 50,361,799 shares (2013) and 50,321,559 shares (2012) issued	**504**	503
Additional paid-in capital	**50,398**	30,425
Retained earnings	**37,828**	109,200
Accumulated other comprehensive loss	**(964)**	(642)
Treasury stock—at cost:		
Series C preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**70,316**	121,636
Total liabilities and shareholders' equity	**$208,642**	$222,988

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(In thousands, except per share amounts)	Fiscal Year Ended April 27, 2013	April 28, 2012	April 30, 2011
Net sales	**$662,007**	$628,886	$600,193
Cost of sales	**444,757**	415,629	381,539
Gross profit	**217,250**	213,257	218,654
Selling, general and administrative expenses	**146,223**	146,169	155,885
Interest expense	**403**	107	99
Other expense—net	**173**	85	20
Income before income taxes	**70,451**	66,896	62,650
Provision for income taxes	**23,531**	22,903	21,896
Net income	**46,920**	43,993	40,754
Less preferred dividends	**(153)**	—	—
Earnings available to common shareholders	**$ 46,767**	$ 43,993	$ 40,754
Earnings per common share:			
Basic	**$ 1.01**	$ .95	$ .88
Diluted	**$ 1.01**	$ .95	$ .88
Weighted average common shares outstanding:			
Basic	**46,310**	46,267	46,188
Diluted	**46,482**	46,448	46,373

See accompanying Notes to Consolidated Financial Statements.





Consolidated Statements of Comprehensive Income

	Fiscal Year Ended		
(In thousands)	**April 27, 2013**	April 28, 2012	April 30, 2011
Net income	**$46,920**	$43,993	$40,754
Other comprehensive (loss) income, net of tax:			
Cash flow hedges	**(295)**	(3,063)	2,748
Other	**(27)**	(330)	—
Total	**(322)**	(3,393)	2,748
Comprehensive income	**$46,598**	$40,600	$43,502

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

	Fiscal Year Ended					
	April 27, 2013		April 28, 2012		April 30, 2011	
(In thousands)	**Shares**	**Amount**	Shares	Amount	Shares	Amount
SERIES C PREFERRED STOCK						
Beginning and end of year	**150**	**$ 150**	150	$ 150	150	$ 150
SERIES D PREFERRED STOCK						
Beginning of year	**—**	**—**	—	—	—	—
Series D preferred stock issued	**400**	**400**	—	—	—	—
End of year	**400**	**400**	—	—	—	—
COMMON STOCK						
Beginning of year	**50,322**	**503**	50,262	503	50,189	502
Stock options exercised	**40**	**1**	60	—	73	1
End of year	**50,362**	**504**	50,322	503	50,262	503
ADDITIONAL PAID-IN CAPITAL						
Beginning of year		**30,425**		29,725		28,150
Series D preferred stock issued		**19,304**		—		—
Stock options exercised		**238**		115		208
Stock-based compensation		**230**		290		446
Stock-based tax benefits		**201**		295		921
End of year		**50,398**		30,425		29,725
RETAINED EARNINGS						
Beginning of year		**109,200**		65,207		130,767
Net income		**46,920**		43,993		40,754
Common stock cash dividends		**(118,139)**		—		(106,314)
Preferred stock cash dividends		**(153)**		—		—
End of year		**37,828**		109,200		65,207
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME						
Beginning of year		**(642)**		2,751		3
Cash flow hedges		**(295)**		(3,063)		2,748
Other		**(27)**		(330)		—
End of year		**(964)**		(642)		2,751
TREASURY STOCK—SERIES C PREFERRED						
Beginning and end of year	**150**	**(5,100)**	150	(5,100)	150	(5,100)
TREASURY STOCK—COMMON						
Beginning and end of year	**4,033**	**(12,900)**	4,033	(12,900)	4,033	(12,900)
TOTAL SHAREHOLDERS' EQUITY		**$ 70,316**		$121,636		$ 80,336

See accompanying Notes to Consolidated Financial Statements.




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Consolidated Statements of Cash Flows

(In thousands)	Fiscal Year Ended April 27, 2013	April 28, 2012	April 30, 2011
OPERATING ACTIVITIES:			
Net income	**$ 46,920**	$43,993	$ 40,754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**11,002**	10,651	11,356
Deferred income tax provision (benefit)	**172**	(477)	(694)
Loss on disposal of property, net	**63**	7	82
Stock-based compensation	**230**	290	446
Changes in assets and liabilities:			
Trade receivables	**(2,478)**	(5,679)	(2,078)
Inventories	**1,628**	(7,509)	1,319
Prepaid and other assets	**(2,466)**	(2,239)	(1,215)
Accounts payable	**(10,614)**	5,618	829
Accrued and other liabilities	**(4,193)**	(6,959)	4,503
Net cash provided by operating activities	**40,264**	37,696	55,302
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	**(9,693)**	(9,905)	(11,389)
Proceeds from sale of property, plant and equipment	**77**	53	77
Net cash used in investing activities	**(9,616)**	(9,852)	(11,312)
FINANCING ACTIVITIES:			
Dividends paid on common stock	**(118,139)**	—	(106,314)
Dividends paid on preferred stock	**(12)**	—	—
Borrowings under credit facilities, net	**50,000**	—	—
Proceeds from issuance of preferred stock, net	**19,704**	—	—
Proceeds from stock options exercised	**239**	115	209
Stock-based tax benefits	**201**	295	921
Net cash (used in) provided by financing activities	**(48,007)**	410	(105,184)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	**(17,359)**	28,254	(61,194)
CASH AND EQUIVALENTS—BEGINNING OF YEAR	**35,626**	7,372	68,566
CASH AND EQUIVALENTS—END OF YEAR	**$ 18,267**	$35,626	$ 7,372
OTHER CASH FLOW INFORMATION:			
Interest paid	**$ 341**	$ 95	$ 101
Income taxes paid	**24,327**	23,127	20,816

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

National Beverage Corp. develops, manufactures, markets and sells a diverse portfolio of flavored beverage products primarily in North America. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") and rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30 and, as a result, an additional week is added every five or six years. Fiscal 2013, Fiscal 2012 and Fiscal 2011 consisted of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Derivative Financial Instruments We use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs. All derivative financial instruments are recorded at fair value in our Consolidated Balance Sheets. We do not use derivative financial instruments for trading or speculative purposes. Credit risk related to derivative financial instruments is managed by requiring high credit standards for counterparties and frequent cash settlements. See Note 6.

Earnings Per Common Share Basic earnings per common share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 172,000 shares in Fiscal 2013, 181,000 shares in Fiscal 2012 and 185,000 shares in Fiscal 2011. Options to purchase 291,000 shares in Fiscal 2011 were not included in the calculation of diluted earnings per common share because these options were anti-dilutive.

Fair Value The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The fair value of our long-term debt approximates its carrying value due to its variable interest rate and lack of prepayment penalty. The estimated fair values of our derivative financial instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts we would receive upon sale, taking into consideration current market prices and credit worthiness. See Note 6.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be





recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of April 27, 2013 and April 28, 2012 consisted of non-amortizable trademarks.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at April 27, 2013 were comprised of finished goods of $23.2 million and raw materials of $16.0 million. Inventories at April 28, 2012 were comprised of finished goods of $24.4 million and raw materials of $16.5 million.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, totaled $44.6 million in Fiscal 2013, $45.8 million in Fiscal 2012 and $52.9 million in Fiscal 2011.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss pass to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer.

However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers that require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $44.2 million in Fiscal 2013, $41.8 million in Fiscal 2012 and $41.3 million in Fiscal 2011. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation Compensation expense for stock-based compensation awards is recognized over the vesting period based on the grant-date fair value estimated using the Black-Scholes model. See Note 9.

Trade Receivables We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
Balance at beginning of year	**$399**	$452	$509
Net charge to expense	**96**	4	67
Net charge-off	**(41)**	(57)	(124)
Balance at end of year	**$454**	$399	$452

As of April 27, 2013 and April 28, 2012, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted




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accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of April 27, 2013 and April 28, 2012 consisted of the following:

(In thousands)	**2013**	2012
Land	**$ 9,779**	$ 9,779
Buildings and improvements	**49,391**	48,363
Machinery and equipment	**141,314**	136,019
Total	**200,484**	194,161
Less accumulated depreciation	**(143,177)**	(137,432)
Property, plant and equipment—net	**$ 57,307**	$ 56,729

Depreciation expense was $9.0 million for Fiscal 2013, $8.5 million for Fiscal 2012 and $9.3 million for Fiscal 2011.

3. ACCRUED LIABILITIES

Accrued liabilities as of April 27, 2013 and April 28, 2012 consisted of the following:

(In thousands)	**2013**	2012
Accrued compensation	**$ 8,051**	$ 9,252
Accrued promotions	**3,912**	5,450
Accrued insurance	**1,451**	1,621
Other	**5,728**	4,956
Total	**$19,142**	$21,279

4. DEBT

At April 27, 2013, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $100 million (the "Credit Facilities"). The Credit Facilities expire from November 22, 2015 to April 30, 2016 and current borrowings bear interest at .9% above one-month LIBOR (1.1% at April 27, 2013). At April 27, 2013, borrowings outstanding under the Credit Facilities were $50 million, $2.3 million of the Credit Facilities were used for standby letters of credit and $47.7 million were available for borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios, principally debt to net worth and debt to EBITDA (as defined in the Credit Facilities), and contain other restrictions, none of which are expected to have a material effect on our operations or financial position. At April 27, 2013, we were in compliance with all loan covenants.

5. CAPITAL STOCK AND TRANSACTIONS WITH RELATED PARTIES

The Company paid special cash dividends on common stock of $118.1 million ($2.55 per share) on December 27, 2012, $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.

On January 25, 2013, the Company sold 400,000 shares of Special Series D Preferred Stock, par value $1 per share ("Series D Preferred") for an aggregate purchase price of $20 million. Series D Preferred has a liquidation preference of $50 per share and accrues dividends on this amount at an annual rate of 3% through April 30, 2014 and, thereafter, at an annual rate equal to 370 basis points above the 3-Month LIBOR. Dividends are cumulative and payable quarterly. Unpaid dividends at April 27, 2013 were $141,000. The Series D Preferred is nonvoting and is redeemable at the option of the Company beginning May 1, 2014 at $50 per share. The net proceeds of $19.7 million were used to repay borrowings under the Credit Facilities. In addition, the Company has 150,000 shares of Series C Preferred Stock, par value $1 per share, which are held as treasury stock and, therefore, such shares have no liquidation value.

In April 2012, the Board of Directors authorized an increase in the Company's Stock Buyback Program from 800,000 to 1.6 million shares of common stock. As of April 27, 2013, 502,060 shares were purchased under the program and 1,097,940 shares were available for purchase. There were no shares purchased during the last three fiscal years.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. This agreement was originated in 1991 for the efficient use of management of two public companies at the time. In 1994, one of those public entities, through a merger, no longer was managed in this manner. Under the terms of the agreement, CMA provides, subject to the direction and supervision of the Board of Directors of the Company, (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer and Chief Financial Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. In order to fulfill its obligations under the management agreement, CMA employs numerous individuals, whom, acting as a unit, provide management, administrative and creative functions for the Company. The management agreement provides that the Company will pay CMA an annual base fee equal to one percent of the consolidated net sales of the Company, and further provides that the Compensation and Stock Option Committee and the Board of Directors may from time to time award additional incentive compensation to CMA. The Board of Directors on numerous occasions contemplated incentive compensation and, while shareholder value has increased over 2000% since the inception of this agreement, no incentive compensation has been paid. We incurred management fees to CMA of $6.6 million for Fiscal 2013, $6.3 million for Fiscal 2012 and $6.0 million for Fiscal 2011. Included in accounts payable were amounts due CMA of $3.1 million at April 27, 2013 and $3.0 million at April 28, 2012.

6. DERIVATIVE FINANCIAL INSTRUMENTS

We have entered into various aluminum swap contracts to partially mitigate our exposure to changes in the cost of aluminum cans through April 2014. The financial instruments were designated and accounted for as a cash flow hedge. Accordingly,





gains or losses attributable to the effective portion of the cash flow hedge are reported in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings through cost of sales in the period in which the hedged transaction affects earnings. The ineffective portion of the change in fair value of our cash flow hedge was immaterial. The following summarizes the gains (losses) recognized in the Consolidated Statements of Income and AOCI relative to the cash flow hedge for Fiscal 2013, Fiscal 2012 and Fiscal 2011:

(In thousands)	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
Recognized in AOCI—			
(Loss) gain before income taxes	**$(2,521)**	$(4,484)	$3,650
Less income tax (benefit) provision	**(935)**	(1,642)	1,299
Net	**(1,586)**	(2,842)	2,351
Reclassified from AOCI to cost of sales—			
(Loss) gain before income taxes	**(2,060)**	290	(617)
Less income tax (benefit) provision	**(769)**	69	(220)
Net	**(1,291)**	221	(397)
Net change to AOCI	**$ (295)**	$(3,063)	$2,748

As of April 27, 2013, the notional amount of our outstanding aluminum swap contracts was $21.0 million and, assuming no change in the commodity prices, $964,000 of unrealized net loss (before tax) will be reclassified from AOCI and recognized in earnings over the next twelve months. See Note 1.

As of April 27, 2013 and April 28, 2012, the fair value of the derivative liability was $964,000 and $503,000, respectively, which was included in accrued liabilities. Such valuation does not entail a significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 as defined by the fair value hierarchy as they are observable market based inputs or unobservable inputs that are corroborated by market data.

7. OTHER EXPENSE

Other expense (income) consisted of the following:

(In thousands)	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
Interest income	**$ (37)**	$(69)	$(140)
Loss on disposal of property, net	**63**	7	82
Other	**147**	147	78
Total	**$173**	$ 85	$ 20

8. INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

(In thousands)	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
Current	**$23,359**	$23,380	$22,590
Deferred	**172**	(477)	(694)
Total	**$23,531**	$22,903	$21,896

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of April 27, 2013 and April 28, 2012 consisted of the following:

(In thousands)	**2013**	2012
Deferred tax assets:		
Accrued expenses and other	**$ 5,241**	$ 5,173
Inventory and amortizable assets	**355**	450
Total deferred tax assets	**5,596**	5,623
Deferred tax liabilities:		
Property	**16,159**	16,186
Intangibles and other	**99**	101
Total deferred tax liabilities	**16,258**	16,287
Net deferred tax liabilities	**$10,662**	$10,664
Current deferred tax assets—net	**$ 3,665**	$ 3,550
Noncurrent deferred tax liabilities—net	**$14,327**	$14,214

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.6**	2.7	2.4
Manufacturing deduction benefit	**(3.1)**	(3.1)	(3.0)
Other differences	**(.1)**	(.4)	.5
Effective income tax rate	**33.4%**	34.2%	34.9%

As of April 27, 2013, the gross amount of unrecognized tax benefits was $4.3 million, of which $126,000 was recognized as tax benefit in Fiscal 2013. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $3.5 million. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in other liabilities in the accompanying consolidated balance sheets, is as follows:

(In thousands)	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
Beginning balance	**$4,548**	$4,687	$3,997
Increases due to current period tax positions	**415**	408	857
Decreases due to lapse of statute of limitations	**(614)**	(547)	(167)
Ending balance	**$4,349**	$4,548	$4,687

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of April 27, 2013, unrecognized tax benefits included accrued interest of $514,000, of which approximately $26,000 was recognized as a tax benefit in Fiscal 2013.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution




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of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. Federal income tax returns for fiscal years subsequent to 2009 are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending after fiscal 2009.

9. STOCK-BASED COMPENSATION

Our stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the stockholders.

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to officers and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally have an exercise price equal to the fair market value of our common stock on the date of grant, vest over a five-year period and expire after ten years.

The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The vesting schedule and exercise price of these options are tied to the recipient's ownership level of common stock and the terms generally allow for the reduction in exercise price upon each vesting period. Also, the Board of Directors authorized the issuance of options to purchase up to 50,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are forfeited in the event of the sale of shares used to acquire such options. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

We account for stock options under the fair value method of accounting using a Black-Scholes valuation model to estimate the stock option fair value at date of grant. The fair value of stock options is amortized to expense over the vesting period. Stock options granted were 2,000 KEEP shares in Fiscal 2013, 3,000 KEEP shares in Fiscal 2012 and 301,500 shares in Fiscal 2011. The weighted average Black-Scholes fair value assumptions for stock options granted are as follows: weighted average expected life of 8 years for Fiscal 2013, 8 years for Fiscal 2012 and 7.5 years for Fiscal 2011; weighted average expected volatility of 38.1% for Fiscal 2013, 42.9% for Fiscal 2012 and 48.6% for Fiscal 2011; weighted average risk free interest rates of 1.6% for Fiscal 2013, 2.5% for Fiscal 2012 and 2.8% for Fiscal 2011; and expected dividend yield of 5.0% for Fiscal 2013, 5.3% for Fiscal 2012 and 4.3% for Fiscal 2011. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options. Forfeitures were estimated based on historical experience.

The following is a summary of stock option activity for Fiscal 2013:

	Number of Shares	Price[a]
Options outstanding, beginning of year	512,620	$7.24
Granted	2,000	8.39
Exercised	(40,240)	5.95
Cancelled	(32,570)	4.90
Options outstanding, end of year	441,810	6.86
Options exercisable, end of year	265,088	5.63

(a) Weighted average exercise price.

Stock-based compensation expense was $230,000 for Fiscal 2013, $290,000 for Fiscal 2012 and $446,000 for Fiscal 2011. The total fair value of shares vested was $453,000 for Fiscal 2013, $513,000 for Fiscal 2012 and $135,000 for Fiscal 2011. The total intrinsic value for stock options exercised was $406,000 for Fiscal 2013, $758,000 for Fiscal 2012 and $799,000 for Fiscal 2011. Net cash proceeds from the exercise of stock options were $239,000 for Fiscal 2013, $115,000 for Fiscal 2012 and $209,000 for Fiscal 2011. Stock based income tax benefits aggregated $92,000 for Fiscal 2013, $295,000 for Fiscal 2012 and $921,000 for Fiscal 2011. The weighted average fair value for stock options granted was $8.76 for Fiscal 2013, $8.16 for Fiscal 2012 and $6.35 for Fiscal 2011.

As of April 27, 2013, unrecognized compensation expense related to the unvested portion of our stock options was $375,000, which is expected to be recognized over a weighted average period of 2.9 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of April 27, 2013 was 4.5 years and $3.4 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of April 27, 2013 was 3.6 years and $2.4 million, respectively.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of our common stock. As of April 27, 2013, no shares have been issued under the plan.





10. PENSION PLANS

The Company contributes to certain pension plans under collective bargaining agreements and to a discretionary profit sharing plan. Total contributions (including contributions to multi-employer plans reflected below) were $2.6 million for Fiscal 2013, $2.5 million for Fiscal 2012 and $2.5 million for Fiscal 2011.

The Company participates in various multi-employer defined benefit pension plans covering certain employees whose employment is covered under collective bargaining agreements. Under the Pension Protection Act ("PPA"), if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. If the Company chooses to stop participating in the multi-employer plan, the Company could be required to pay the plan a withdrawal liability based on the underfunded status of the plan.

Summarized below is certain information regarding the Company's participation in significant multi-employer pension plans including the financial improvement plan or rehabilitation plan status ("FIP/RP Status"). The most recent PPA zone status available in Fiscal 2013 and Fiscal 2012 is for the plans' years ending December 31, 2011 and 2010, respectively.

	PPA Zone Status			
Pension Fund	**Fiscal 2013**	Fiscal 2012	FIP/RP Status	Surcharge Imposed
Central States, Southeast and Southwest Areas Pension Plan (EIN no. 36-6044243) (the "CSSS Fund")	**Red**	Red	Implemented	Yes
Western Conference of Teamsters Pension Trust Fund (EIN no. 91-6145047) (the "WCT Fund")	**Green**	Green	Not applicable	No

For the plan years ended December 31, 2011 and December 31, 2010, respectively, the Company was not listed in the pension trust fund forms 5500 as providing more than 5% of the total contributions for the plans. The collective bargaining agreements covering the above pension trust funds expire on October 18, 2016 for the CSSS Fund and May 14, 2016 for the WCT Fund.

The Company's contributions for all multi-employer pension plans for the last three fiscal years are as follows:

(In thousands) Pension Fund	**Fiscal 2013**	Fiscal 2012	Fiscal 2011
CSSS Fund	**$1,051**	$ 944	$ 897
WCT Fund	**471**	455	612
Other multi-employer pension funds	**262**	244	224
Total	**$1,784**	$1,643	$1,733

11. COMMITMENTS AND CONTINGENCIES

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2023. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $8.9 million for Fiscal 2013, $9.3 million for Fiscal 2012 and $10.0 million for Fiscal 2011.

Our minimum lease payments under non-cancelable operating leases as of April 27, 2013 were as follows:

(In thousands)	
Fiscal 2014	$ 4,742
Fiscal 2015	3,423
Fiscal 2016	3,016
Fiscal 2017	2,636
Fiscal 2018	2,361
Thereafter	4,257
Total minimum lease payments	$20,435

As of April 27, 2013, we guaranteed the residual value of certain leased equipment in the amount of $5.9 million. If the proceeds from the sale of such equipment are less than the balance required by the lease when the lease terminates July 31, 2013, the Company shall be required to pay the difference up to such guaranteed amount. The Company expects to have no loss on such guarantee.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of April 27, 2013, we had purchase commitments for raw materials of $48.1 million for Fiscal 2014 and $6.0 million for Fiscal 2015.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. We do not expect the ultimate disposition of such matters to have a material adverse effect on our consolidated financial position or results of operations.




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12. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2013				
Net sales	**$182,849**	**$166,568**	**$144,723**	**$167,867**
Gross profit	**58,293**	**54,591**	**46,353**	**58,013**
Net income	**14,392**	**12,017**	**8,414**	**12,097**
Earnings per common share—basic	**$ .31**	**$ .26**	**$ .18**	**$ .26**
Earnings per common share—diluted	**$ .31**	**$ .26**	**$ .18**	**$ .26**
FISCAL 2012				
Net sales	$169,080	$157,974	$136,401	$165,431
Gross profit	61,074	54,103	45,235	52,845
Net income	13,435	11,123	7,904	11,531
Earnings per common share—basic	$ .29	$ .24	$ .17	$ .25
Earnings per common share—diluted	$ .29	$ .24	$ .17	$ .25

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Beverage Corp.

We have audited the accompanying consolidated balance sheets of National Beverage Corp. as of April 27, 2013 and April 28, 2012 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended April 27, 2013. We also have audited National Beverage Corp.'s internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Beverage Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of April 27, 2013 and April 28, 2012 and the results of its operations and its cash flows for each of the years in the three-year period ended April 27, 2013, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, National Beverage Corp. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



McGladrey LLP
West Palm Beach, Florida
July 11, 2013





Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on The NASDAQ Global Select Market under the symbol "FIZZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal Year Ended			
	April 27, 2013		April 28, 2012	
	High	**Low**	High	Low
First Quarter	**$15.85**	**$13.57**	$15.52	$13.41
Second Quarter	**$15.83**	**$14.05**	$17.76	$13.77
Third Quarter	**$17.75**	**$13.62**	$17.72	$15.60
Fourth Quarter	**$14.72**	**$13.21**	$17.03	$13.30

At July 2, 2013, there were approximately 6,000 holders of our Common Stock, the majority of which hold their shares in the names of various dealers and/or clearing agencies.

The Company paid special cash dividends on Common Stock of $118.1 million ($2.55 per share) on December 27, 2012, $106.3 million ($2.30 per share) on February 14, 2011 and $62.3 million ($1.35 per share) on January 22, 2010.

In April 2012, the Board of Directors authorized an increase in the Company's Stock Buyback Program from 800,000 to 1.6 million shares of Common Stock. As of April 27, 2013, 502,060 shares were purchased under the program and 1,097,940 shares were available for purchase. There were no shares of Common Stock purchased during the last three fiscal years.

On January 25, 2013, the Company sold 400,000 shares of Special Series D Preferred Stock, par value $1 per share ("Series D Preferred") for an aggregate purchase price of $20 million. Series D Preferred has a liquidation preference of $50 per share and accrues dividends on this amount at an annual rate of 3% through April 30, 2014 and, thereafter, at an annual rate equal to 370 basis points above the 3-Month LIBOR. Dividends are cumulative and payable quarterly. The Series D Preferred is nonvoting and is redeemable at the option of the Company beginning May 1, 2014 at $50 per share. Upon a change of control, as such term is defined in the Certificate of Designation of the Special Series D Preferred Stock, the holder shall have the right to convert the Series D Preferred into shares of Common Stock at a conversion price equal to the tender price per share offered to the holders of the Common Stock. The net proceeds of $19.7 million were used to repay borrowings under the Credit Facilities. The Series D Preferred was issued by the Company pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. See the Company's Current Report on Form 8-K as filed with the SEC on January 31, 2013.

Performance Graph

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on May 3, 2008, assuming reinvestment of dividends, in (i) Common Stock, (ii) the NASDAQ Composite Index and (iii) a Company-constructed peer group consisting of Coca-Cola Bottling Company Consolidated and Cott Corporation. Based on the cumulative total return below, an investment in our Common Stock on May 3, 2008 provided a compounded annual return of approximately 22.4% as of April 27, 2013.


Comparison of 5-Year Cumulative Total Return
among National Beverage Corp., the NASDAQ Composite Index, and a Peer Group
$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
0
5/3/08
5/2/09
5/1/10
4/30/11
4/28/12
4/27/13
National Beverage
NASDAQ Composite
Peer Group

	5/3/08	5/2/09	5/1/10	4/30/11	4/28/12	**4/27/13**
National Beverage Corp.	$100.00	$130.86	$159.40	$223.97	$236.20	**$274.58**
NASDAQ Composite	100.00	70.12	101.33	119.54	129.08	**140.13**
Peer Group	100.00	99.63	155.37	180.89	148.15	**199.71**



National Beverage Corp.

Corporate Data

DIRECTORS

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founding Partner
CGR Advisors

Samuel C. Hathorn, Jr.*
Retired Chief Executive Officer
Trendmaker Development Co.

Stanley M. Sheridan*
Retired President
Faygo Beverages, Inc.

*Member Audit Committee

CORPORATE MANAGEMENT

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer

Joseph G. Caporella
President

George R. Bracken
Executive Vice President–
Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Gregory P. Cook
Vice President–Controller

Brent R. Bott
Executive Director–
Consumer Marketing

Gregory J. Kwederis
Executive Director–
Beverage Analyst

Timothy C. Barker
Senior Director–Strategic IT

Vanessa C. Walker
Senior Director–
Strategic Brand Management

Richard S. Berkes
Director–Risk Management

Glenn G. Bryan
Director–Tax

SUBSIDIARY MANAGEMENT

Dennis L. Thompson
Executive Vice President
Shasta Beverages, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

James H. Erwin III
Executive Vice President
BevCo Sales, Inc.

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Kathleen M. Schartner
Executive Vice President
Foodservice
Shasta Sales, Inc.

Gregory I. Roberts
Executive Vice President
Operations
National BevPak

John F. Hlebica
Vice President
Shasta Beverages Intl., Inc.

Worth B. Shuman III
Vice President
Military Sales

Kevin B. Swift
Vice President
Shasta Northwest, Inc.

Martin J. Rose
General Manager
Shasta Vending

SUBSIDIARIES

BevCo Sales, Inc.
Beverage Corporation Intl., Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Beverage Vending
Company
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Intl., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

CORPORATE OFFICES

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Friday, October 11, 2013 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Jeff Fuqua Boulevard, Orlando, FL 32827

FINANCIAL AND OTHER INFORMATION

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com

STOCK EXCHANGE LISTING

Common Stock is listed on The NASDAQ Global Select Market–symbol *FIZZ*.

TRANSFER AGENT AND REGISTRAR

Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
888-313-1476
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP
West Palm Beach, FL

NATIONAL BEVERAGE CORP.

8100 Southwest Tenth Street
Fort Lauderdale, Florida 33324
954.581.0922

www.nationalbeverage.com

